SETTLEMENT AGREEMENT- K.K. Goetz.

This settlement agreement (the "Agreement") is dated as of September 30, 2008 (the "Effective Date") by and between Indigo-Energy, Inc., a Nevada Corporation, located at 701 N. Green Valley Pkwy, Suite 200, Henderson NV 89074 (Indigo), and ______________________ (INVESTOR), collectively referred to as "The Parties".

WHEREAS, Indigo owes INVESTOR, $ ______(Total) in interest payments, late charges, and principal through September 30, 2008 on the Promissory Note dated February 19, 2008 (Note), and;

WHEREAS, The Parties desire to settle this Note with an issuance of common stock in Indigo.

THEREFORE; The Parties agree that;

1. The Total is $______;
2. The Total shall be fully paid by delivery of ______________________ ______________ (________) shares of Indigo common stock, such shares to be restricted by SEC Rule 144, said calculation being the balance of the Total converted at a $.03 per share conversion price. This stock shall be delivered on or about thirty (30) days after the Effective Date of this Agreement.
3. The Investor has been given access to Indigo's 10K for the year ended December 31, 2007 and the 10Q for the quarter ended June 30, 2008 and has had the opportunity to ask any questions that it desires of Indigo's President and Chief Financial Officer with regard to Indigo's financial condition. The Investor specifically acknowledges that no representations have been made to him regarding any potential funding for Indigo including, but not limited to, the proposed funding agreements with IFC, and BJ Petro that have been disclosed in Indigo's public filings.
4. Effective upon execution of this Agreement and the issuance of the Shares, Investor hereby releases Indigo, its officers, directors and agents from any liability arising out of the issuance of and default on the Note as well as any other claims that the Investor may now have against Indigo.

The Parties agree to be fully bound hereunder until this Agreement shall be fully paid and waive demand, presentment and protest and all notices thereto. Upon receipt of this stock, all interest payments under The Note shall be deemed paid in full. No modification or indulgence by either Party shall be binding unless in writing, and any indulgence for one occasion shall not be an indulgence for any other or future occasion. This Note shall take effect as a sealed instrument and shall be construed, governed, and enforced in accordance with the laws of the State of Nevada.

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed as of the Effective Date set forth above.

Accepted by INVESTOR as individuals: **Date:**________________

______________ ____________ ______________ ____________
SSAN SSAN

____
Address- where to send the stock certificate (PLEASE print)

____
City, State, ZIP